News Release
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TOTAL S.A.
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Total launches the first integrated CO2 capture and
geological sequestration project in a depleted natural gas field
Paris, February 8, 2007 — Total announces the launch of a pilot CO2 capture and sequestration project in the Lacq basin in southwestern France. The project, which leverages a technique considered among the most promising in the fight against climate change, calls for up to 150,000 metric tons of CO2 to be injected into a depleted natural gas field in Rousse (Pyrenees) over a period of two years as from end-2008.
“This project will demonstrate the role that CO2 capture and sequestration can play in reducing greenhouse gas emissions from industrial installations,” notes Christophe de Margerie, President Exploration & Production of Total. “It represents the first integrated CO2 capture system using oxy-fuel combustion combined with storage in a depleted hydrocarbon field.”
The first link in the chain is a steam production unit at the Lacq gas processing plant. Oxygen will be used for combustion rather than air to obtain a more concentrated CO2 stream that will be easier to capture. Once purified, the CO2 will be compressed and conveyed via pipeline to the depleted Rousse field, 30 kilometres from Lacq, where it will be injected through an existing well into a rock formation 4,500 metres under ground.
Following preliminary studies in 2006, the Rousse field was selected for its geological structure, which gave the best guarantee of sustainable storage. Total has just launched the engineering study phase. CO2 injection is scheduled to begin in November 2008.
The project, which will cost nearly 60 million euros, will be carried out in partnership with Air Liquide and in cooperation with the French Petroleum Institute (IFP), the French Bureau of Geological and Mining Research (BRGM) and others.
Over the past ten years, Total has participated in several CO2 sequestration projects, notably in saline aquifers at North Sea oil production sites. The capture and sequestration of CO2 provides yet another way of reducing greenhouse gas emissions alongside programs already deployed by the Group to develop renewable energy sources, reduce flaring of associated gas and make production facilities more energy efficient.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com